Exhibit 99.1
Satyam posts YoY profit growth of 86.2%; revenue growth at 36.3%
Hyderabad, India, July 21, 2006: Satyam (NYSE: SAY), a leading global consulting and IT services company, today announced the audited results of the company for the quarter ended June 30, 2006 (Q1).
Indian GAAP Consolidated
Revenue from software services stood at Rs. 1,443 crore, up 9.84% sequentially and 36.3% compared to the same quarter last year. The revenue was significantly higher than the guidance of Rs.1,359 crore to Rs.1,366 crore. The revenue guidance for the current year is revised upwards and is expected to be in the range of Rs. 6,190 crore and Rs. 6,290 crore. The earlier forecast for annual revenue was Rs.6,000 crore to 6,100 crore.
Net Profit, at Rs. 354.12 crore, indicates a sequential growth of 24.4% and YoY growth of 86.2%.
EPS for the quarter at Rs.10.87 shows a sequential growth of 23.67%. EPS guidance for the year is revised to Rs. 38.9 to Rs. 39.50, up from earlier guidance of Rs. 36 to Rs. 36.6.
Commenting on the results, Mr. B. Ramalinga Raju, Founder & Chairman — Satyam, said, “The growth continues to be broad-based across verticals and service offerings. The dispersion of growth across a larger customer base is evident from the higher growth recorded across the non top 10 customers in Q1. Offshore contribution continued to increase in Q1, reflecting our maturity in leveraging the global delivery model effectively to deliver enhanced value for the customer. Over the last four quarters, the offshore contribution has increased by 4% and now stands at 47%.”
US GAAP
Revenue from software services stood at US$322.5 mn., up 7.24% sequentially and 31.1% compared to the same quarter last year. Net Profit, at US$75.5 mn, here indicates a growth of 78.5% YoY.

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Key Business Achievements
Satyam added 34 new customers in the quarter.
Mr. Raju said, “We have made rapid progress in ramping up existing customers in the past few quarters. Our relationship management focus on leveraging opportunities across prominent customer accounts is amply reflected in the sequential increase of US $10 million dollar customers from 27 to 33. The number of customers with an annualized billing exceeding 5 million dollars has also increased sequentially from 46 to 51. This reiterates our customers’ increasing confidence in our ability to deliver higher business value. This was also evidenced in the active support of over 200 CXOs and senior business leaders, who participated in our Customer Summit held in Q1.”
Satyam expanded its services with a first-of-its-kind predictive modeling and analytics solution for a leading US insurer. The analytics helps the insurer in improving profitability across product portfolios with more informed decisions on risk and premia pricing. The models streamline underwriting practices and enable early detection of potential fraud.
Satyam’s Process Consulting Practice is helping one of India’s biggest Diesel Engine Manufacturers to reengineer its business processes by new process architecture and defining a roadmap for performance management and organization restructuring.
Satyam revamped the existing electronic laboratory notebook (ELN) for a global giant to improve the visibility of R&D information and archive knowledge, and also to provide a legally acceptable workflow for the R&D community.
Satyam added 1123 associates in the quarter, taking the total employee strength to 27,634. Total resources, including subsidiaries and joint ventures, increased to 29,843.
Nipuna Highlights
Nipuna, Satyam’s BPO subsidiary, recorded revenue of Rs. 36.7 crore in Q1. Nipuna’s revenue guidance for fiscal 2007 stands at US$36 mn. Nipuna added 240 employees in Q1, taking its resource strength to 2005 associates.

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Key Awards and Recognitions in this Quarter
Satyam emerges as the Global No. 2 Outsourcing Vendor
Satyam has been ranked by the Brown-Wilson Group as the number two outsourcing vendor, globally. This was as per the Black Book of Outsourcing’s Top 50 Best Managed Companies, 2006 survey, which included over 870 IT and ITES companies worldwide. This year, Satyam figured as the leading Indian IT services company in the outsourcing list.
Satyam rated Challenger in Gartner’s ERP Magic Quadrant
Satyam has been positioned as a Challenger in the Magic Quadrant for North American ERP Service Providers, 2006.
Satyam is an Oracle Global Certified Advantage Partner
Satyam has achieved the highest level of partnership at Oracle: Oracle Global Certified Advantage Partner. This partnership leverages the combined proposition of Satyam’s end-to-end services and global delivery model, and Oracle’s best-in-class applications and technology solutions.
About Satyam Computer Services Limited
Satyam Computer Services Ltd. (NYSE: SAY) is a global IT consulting and services provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Nearly 30,000* highly-skilled professionals in Satyam work Onsite, Offsite, Offshore and Nearshore, to provide customized IT solutions for companies in several industry sectors.
Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Hungary, Malaysia, Singapore, China, Japan and Australia serve 489* global companies, of which 156* are Fortune Global 500 and Fortune US 500 corporations. Satyam’s presence spans 55 countries, across six continents. For more information visit: www.satyam.com
*As on June 30,2006
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For clarifications write to us at Corporate Communications@Satyam.com
Satyam Contacts
For further information, contact: corporate communications@satyam.com

India	Rajesh, rajesh@perfectrelations.com, +91 40 55316861, +91 98490 42184
US	Ivette Almeida, ialmeida@hfgcg.com 1-646-284-9455 | +1-201-232-0128
Europe	Priti Thakker, priti_thakker@satyam.com, +1 973 753 1858, +1 973 997 1149
Asia-Pacific	Reshma Wad Jain, reshma@wer1.net, +65 6737 4844, +65 98140507 or Shilpa Mathai/Lina ZainAldin, s.mathai@polaris-me.com, l.zainaldin@polaris-me.com,
Tel: +9714-3344404, Jiang Ying, Jiang Ying@satyam.com, +86 21 5080 7600 extn 4015, +86 13816686084
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 20-F concerning the fiscal year ended March 31, 2005 furnished to the United States Securities Exchange Commission on April 28, 2005 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at www.sec.gov.

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